BRUCE J. RUSHALL EILEEN L. McGEEVER LUCI M. MONTGOMERY	RUSHALL & McGEEVER A PROFESSIONAL LAW CORPORATION 6100 INNOVATION WAY CARLSBAD, CALIFORNIA 92009	TELEPHONE: (760) 438-6855 FACSIMILE: (760) 438-3026 E-MAIL: rm@rushallmcgeever.com

May 4, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Mail Stop 4561

Washington, D.C. 20549

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

Re:

Ministry Partners Investment Company, LLC

Amendment No. 1 to Registration Statement on Form S-1

Filed October 20, 2011

File No. 333-175144

Form 10-Q for the Quarter Period Ended June 30, 2011

Filed August 15, 2011

File No. 333-04028-LA

Ladies and Gentlemen:

This correspondence accompanies the Company’s filing of Pre-effective Amendment No. 2 to its registration statement on Form S-1. The copy of that filing marked to show changes from the previous S-1/A filing shows substantial changes which are the result of updating the prospectus to include the disclosure set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. Thus, please note that the disclosures under the following sections of the prospectus are restated in their entirety in order to be the same as or otherwise in conformity with the disclosures made under the comparable headings in the Company’s Form 10-K/A filed with the Commission on April 3, 2012.

“RISK FACTORS–Risks Related to Our Company and Our Business”

“RISK FACTORS– Risks Related to Our Mortgage Loan Investments”

“OUR COMPANY”

“OUR MORTGAGE LOAN BUSINESS”

“MANAGERS AND EXECUTIVE OFFICERS”

“EXECUTIVE COMPENSATION”

“SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT”

“MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS”

“CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE”

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

Calculation of Registration Fee Table

1.	We refer to prior comment 1. Please revise your registration statement including the cover page, to clarify that the company is allocating the total registration of $75 million of Class A Notes among the series depending upon investor demand and that the total amount of Class A Notes sold will not exceed $75 million.

Response: We have added the following Explanatory Note to the Registration Statement cover page.

“Explanatory Note. The Registrant is offering up to $75 million of the Class A Notes in each of the three Series, the Fixed Series, Flex Series and Variable Series. Each Series of Class A Notes will be sold in accordance with investor demand. However, the total of all Series of Notes sold will not exceed in the aggregate $75 million. Accordingly, the total amount of each Series of Note to be sold and issued in the offering cannot be determined at this time.”

Prospectus Summary

Plan of Distribution, page 12

3.	Noting the spread in commissions from 0.375% to 2.5%, and the potential conflict of interest in that your affiliate will be selling part of the notes, revise to disclose more details here or elsewhere that tells the investors which notes have what commissions or explain the factors that determine the commission percentage.

Response: We have added the following disclosure under “PLAN OF DISTRIBUTION– Conflict of Interest” at page 99 of the prospectus.

“We will pay the Managing Broker and the Participating Brokers commissions ranging from a maximum of 2.5% for the sale of a Flex Series Note to as little as 0.375% for the sale of a Variable Series Note. Also, the amount of the commission the Managing Broker will reallow to a Participating Broker, including MP Securities, will likewise differ depending on the Series of Notes the broker places. The Managing Broker and Participating Brokers therefore face potential conflicts of interest between the interests of their customers and their own economic interests, in that they will have a greater financial incentive to sell those Series of Notes which result in the highest commission while the Note yielding the highest commission may or may not meet the greatest needs of the customer.”

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

Also, please see “RISK FACTORS– Risks Related to the Notes” at page 14 of the prospectus where we have added the following risk factor.

“BECAUSE THE COMMISSION WE PAY IS DIFFERENT FOR EACH SERIES OF NOTES, THE MANAGING BROKER AND PARTICIPATING BROKERS FACE POTENTIAL CONFLICTS OF INTEREST WITH OUR NOTE INVESTORS. We will pay the Managing Broker and the Participating Brokers commissions ranging from a maximum of 2.5% for the sale of a Flex Series Note to as little as 0.375% for the sale of a Variable Series Note. Also, the amount of the commission the Managing Broker will reallow to a Participating Broker, including MP Securities, will likewise differ depending on the Series of Notes the broker places. The Managing Broker and Participating Brokers therefore face potential conflicts of interest between the interests of their customers and their own economic interests, in that they will have a greater financial incentive to sell those Series of Notes which result in the highest commission while the Note yielding the highest commission may or may not meet the greatest needs of the customer.”

Risk Factors

To the Extent We Sell Our Secured Notes … page 13

4.	We refer to your response to prior comment 3, and reissue that comment. While we note your statement that the risk factor on page 13 has been revised to state that you will sell up to $12 million of the secured notes over the next 12 months, we are unable to locate this disclosure. Please advise or revise your filing. In addition, please ensure that your amended filing includes in the subheading for this risk factor the approximate amount of senior secured notes you propose to offer within the next twelve months. Also disclose whether or not such sales will be made to any affiliates or other related parties.

Response: We have revised the disclosure under “RISK FACTORS– Risks Related to the Notes– TO THE EXTENT WE SELL THE UP TO $12 MILLION OF OUR SECURED NOTES WE ARE OFFERING OVER THE NEXT 12 MONTHS, THE SECURED NOTES WILL BE SENIOR TO THE CLASS A NOTES WITH RESPECT TO THE COLLATERAL WE PLEDGE TO SECURE THEM” at page 13 of the prospectus to read as follows:

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

“Subject to our compliance with federal and applicable state securities laws, we plan to sell up to $12 million of our secured notes over the next 12 months at the rate of approximately $1 million per month. These secured notes may be secured by our Mortgage Loans having an unpaid principal balance in an amount in excess of the face amount of the secured notes sold. As our secured creditors, the holders of our secured notes will have prior right to payment over our Class A Notes and other debt securities from the Mortgage Loans we pledge to secure their payment. Accordingly, the amount of our assets available for payment of the Class A Notes and our other unsecured indebtedness will be reduced to the extent we pledge Mortgage Loans to secure payment of the secured notes. Also, to the extent the amount of collateral for the secured notes exceeds the face amount of the secured notes, the amount of our assets available for payment of the Class A Notes and our other unsecured indebtedness will be disproportionately reduced. Other than these secured notes, we do not intend to offer, nor do we anticipate that we will issue, any investor debt securities that are senior in rights to payment over the Class A Notes over the next 12 months. We have not in the past, nor do we intend in the future, to restrict the sales of any of our debt securities to affiliates or other related parties. However, we do not anticipate that any affiliates or related parties will make any significant investments in our debt securities over the next 12 months.”

5.	Revise the risk factor on page 17 regarding leverage to disclose the company’s leverage at the latest practicable date and the estimated leverage assuming the maximum sale of the notes.

Response: We have added the following disclosure to “RISK FACTORS– Risks Related to Our Company and Our Business– OUR GROWTH IS DEPENDENT ON LEVERAGE, WHICH CREATES OTHER RISKS” at page 16.

“If, as of December 31, 2011, we had sold all $75 million of the Notes offered by this prospectus, and assuming that all of our current noteholders had, upon maturity, fully reinvested the amount of their current debt securities in those Notes, we would have had total debt obligations outstanding of approximately $244.3 million as of December 31, 2011.”

6.	With regard to the reinvestment risk factor on page 23, supplementally advise us as to whether or not you consider rollovers in determining the amount available to sell under your current registration statement. Of the $200 million registered in June 2010, at September 30, 2011 what aggregate amount of new notes have you sold and what aggregate amount of those notes have been reinvested through September 30, 2011?

Response: We have added the following disclosure to “RISK FACTORS– Risks Related to Our Company and Our Business– WE DEPEND ON REINVESTMENTS BY OUR INVESTORS TO MAINTAIN AND INCREASE OUR ASSET BASE” at page 16.

“We consider a noteholder’s reinvestment of the principal amount of his or her Note in a new Note as the purchase of a new Note. Out of the $200 million of Notes authorized under the Class A Note Indenture, we had sold a total $102.2 million of the Notes as of December 31, 2011.”

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

Our Lending Activities

Our Monitoring of Our Loan Portfolio Performance

Delinquent Loans, page 51

7.	We note your response to prior comment 4, but are unable to locate the added disclosure summarizing your loan restructuring policies that you reference in your response. Please advise.

Response: We have added the following disclosure to “OUR MORTGAGE LOAN BUSINESS– Performance and Monitoring of Our Loan Portfolio– Restructured Loans” at page 58.

“If we determine that the borrower is able to repay a restructured loan and is willing to do so, by agreeing to the cost savings and cuts necessary, we will negotiate restructured loan repayment requirements, provided that the amount of the principal due and owing will not be decreased in the restructured loan. We will not restructure a loan unless we determine that the loan principal is, pursuant to a restructured payment plan, recoverable in full. Our determination to restructure a loan is dependent on a number of objective and subjective factors which vary considerably with the individual situation and circumstances of each borrower. We have no written procedures or guidelines for when and if to restructure a loan. Our longstanding policy is to consider a loan restructure at the request of the borrower either prior to default or after default has occurred. We will restructure a loan only if we determine that the principal amount of the loan is collectible in full. We make this determination for each loan based on the facts and circumstances of the loan and the borrower. We consider a loan principal to be collectible if we conclude that (1) the borrower is capable of repaying the loan in full, and (2) the borrower has the will to pay the loan in full. In making these determinations, our credit staff meets with representatives of the borrower, which is generally a church. We review the borrower’s expense records and recommend to the borrower, where appropriate, that it effect appropriate expense and costs savings. We also review the borrower’s revenue records and forecasts. We will agree to restructure a loan only if the borrower’s implementation of our suggested cost and expense savings, and the borrower’s anticipated future revenue stream, support a determination that the borrower is capable of repaying the loan in full if restructured, and borrower agrees to implement the suggested cuts and costs savings.”

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition - Comparison of Financial Condition at June 30, 2011 and December 31, 2010

Allowance for Loan Losses, page 88

8.	You disclose that for loans that require a specific reserve, you first determine the value at risk on the investment, defined as the unpaid principal balance less the collateral value and estimated costs associated with selling a foreclosed property. You then make an estimate of the likelihood of loss and apply that to the value at risk in order to determine the specific reserve. For loans that are collateral dependent, the entirety of the value at risk is reserved.

a.	Please clarify for us why you use the fair value of collateral to measure impairment for non-collateral dependent loans and tell us how this policy is consistent with ASC 310-10-35. The guidance indicates that you should measure impairment for non-collateral dependent loans based on the present value of expected cash flows for the loan.

b.	Also explain to us how applying the likelihood of loss to the value at risk is consistent with the guidance in ASC 310-10-35.

Response: The following revised disclosure regarding our methods for calculating specific reserves appears on page 80 of the prospectus.

“We also examine our entire loan portfolio monthly to identify individual loans which we believe have a greater risk of loss than is addressed by the general reserves. These are identified by examining delinquency reports, both current and historic, monitoring collateral value, and performing a periodic review of borrower financial statements. For loans that are collateral dependent, management first determines the value at risk on the investment, defined as the unpaid principal balance less the collateral value net of estimated costs associated with selling a foreclosed property. This entire value at risk is reserved. For impaired loans that are not collateral dependent, management will record an impairment based on the present value of expected future cash flows. Loans that carry a specific reserve are formally reviewed quarterly, although reserves will be adjusted more frequently if additional information regarding the loan’s status or its underlying collateral is received.”

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

We also make this statement on page F-10:

“Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral dependent.”

These statements are consistent with the guidance in ASC 310-10-35.

9.	You disclose that your reserve for a troubled debt restructured loan is calculated as the difference in the net present value of payment streams between its modified terms as compared to its original terms, discounted at the original interest rate on the loan. The reserve is recorded at the time of the restructure and amortized into interest income over the life the loan as payments are made. Please explain to us why you amortize the reserve into interest income over the life of the loan and how this accounting policy is consistent with the guidance in ASC 310-10-35.

Response: According to the guidance in ASC 310-10-45, the accounting treatment we have disclosed is appropriate. Paragraph 5 states:

“The change in present value from one reporting period to the next may result not only from the passage of time but also from changes in estimates of the timing or amount of expected future cash flows. A creditor that measures impairment based on the present value of expected future cash flows is permitted to report the entire change in present value as bad-debt expense. Alternatively, a creditor may report the change in present value attributable to the passage of time as interest income.”

Our statements on page 80 and on page F-10 reflect treatment permitted by the guidance quoted above.

Plan of Distribution, page 94

General

10.	We note that Kendrick Pierce will be acting as the managing broker, but that certain “selected participating brokers,” including your wholly-owned broker dealer subsidiary, MP Securities, will be selling the notes. With a view towards disclosure, please tell us which broker is anticipated to sell the most notes should the registration statement be declared effective.

Response: We have added the following disclosure under “PLAN OF DISTRIBUTION– General” at page 97.

“At the time the registration statement is declared effective, we anticipate that our affiliate, MP Securities, will be marketing and selling most of the Class A Notes being registered.”

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

Annual Financial Statements

Note 1. Summary of Significant Accounting Policies – Allowance for Loan Losses, page F-32

11.	We note your response to comment 11 in our letter dated July 20, 2011. Please revise your filing to include the information included in the response, especially the section that states that you historically have not charged a loan off until foreclosure is completed.

Response: On page F-10, we have revised our disclosure to include the referenced information, including an explicit statement that historically we have not charged off a loan until foreclosure is completed. Our updated disclosure is contained in the following paragraph from page F-10:

“Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the obtainable market price, or the fair value of the collateral if the loan is collateral dependent. When the Company modifies the terms of a loan for a borrower that is experiencing financial difficulties, a troubled debt restructuring is deemed to have occurred and the loan is classified as impaired. Loans or portions thereof are charged off when they are determined by management to be uncollectible. Uncollectability is evaluated periodically on all loans classified as “Loans of Lesser Quality.” As the Company has an established practice of working to explore every possible means of repayment with its borrowers, it has historically not charged off a loan until foreclosure is completed. Among other variables, management will consider factors such as the financial condition of the borrower, and the value of the underlying collateral in assessing uncollectability.”

12.	We note your response to comment 12 in our letter dated July 20, 2011. Please revise your filing to clearly state that all loans are assessed for impairment.

Response: We have included a statement in our disclosure on page F-10 that states this. It is the opening statement of the following paragraph:

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

“All loans in the loan portfolio are subject to impairment analysis. The Company reviews its loan portfolio monthly by examining delinquency reports and information related to the financial condition of its borrowers and collateral value of its loans. Through this process, the Company identifies potential impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting future scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. A loan is generally deemed to be impaired when it is 90 days or more past due, or earlier when facts and circumstances indicate that it is probable that a borrower will be unable to make payments in accordance with the loan contract.”

Note 2. Related Party Transactions, page F-36

13.	We note your response to comment 13 in our letter dated July 20, 2011. Please revise your filing to include the information included in the response.

Response: As we prepare two year comparative financial statements, the trend noted in the original comment letter no longer applies. However, we have included additional details regarding our relationship with ECCU as our servicer on page F-15, including the items discussed in our response. The following is the current disclosure of that relationship:

“ECCU currently acts as the servicer for 96 of the 128 loans in the Company’s loan portfolio. Per the loan servicing agreement with ECCU, a servicing fee of 50 to 65 basis points is deducted from the interest payments the Company receives on the wholly-owned loans ECCU services for the Company. In lieu of a servicing fee, loan participations the Company purchases from ECCU generally have pass-through rates which are 50 to 75 basis points lower than the loan’s contractual rate. On a limited number of loan participation interests purchased from ECCU, representing $16.3 million of loans at December 31, 2011, the pass-through rate is between 88 and 238 basis points lower than the contractual rate. The Company negotiates the pass-through interest rates with ECCU on a loan by loan basis. At December 31, 2011, the Company’s investment in wholly-owned loans serviced by ECCU totaled $78.6 million, while the Company’s investment in loan participations serviced by ECCU totaled $46.9 million. From time to time, the Company pays fees for additional services ECCU provides for servicing these loans. These fees amounted to $3.8 and $36.3 thousand during the years ended December 31, 2011 and 2010, respectively.”

RUSHALL & McGEEVER

A PROFESSIONAL LAW CORPORATION

United States Securities and Exchange Commission

Division of Corporate Finance

Attn: Mr. Michael R. Clampitt, Senior Staff Attorney

May 4, 2012

Part II

Item 16. Exhibits, page 2, part II

14.	We are unable to locate your auditor’s consent, but note that you have indicated in a footnote to the exhibit index that it is filed with this registration statement. Please advise. Further, please ensure the revised audit report includes the city and state of the audit firm.

Response: A current auditors’ consent is included as Exhibit 23.5 to the form S-1/A2.

Form 10-Q for the Quarter Ended June 30, 2011

Item 4. Controls and Procedures

Changes in Internal Controls, page 12

15.	You state that there were no significant changes in your internal controls over financial reporting that occurred in the second quarter of 2011 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant period that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your second fiscal quarter of 2011. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Response: We have disclosed that there were no changes in internal controls over financial reporting during the year ended December 31, 2011. This disclosure is on page 75 of the 10K/A.

Very truly yours,

/s/ Bruce J. Rushall

BRUCE J. RUSHALL

BJR/cak

cc:	Billy M. Dodson, President Ministry Partners Investment Company, LLC